FOR IMMEDIATE RELEASE                                                                                                                       August 3, 2006

NOVA Chemicals announces retirement of senior executive Dale Spiess

Pittsburgh, PA - NOVA Chemicals Corporation (NYSE, TSX: NCX) today announced that Dale Spiess, Senior Vice President and President Olefins and Polyolefins has elected to retire effective September 30, 2006.

Spiess joined NOVA Chemicals in 1998 and has had a lengthy and distinguished chemical industry career.  “Dale led our Olefins and Polyolefins Business effectively through an exciting growth phase in Alberta and the rapid introduction of our unique Advanced SCLAIRTECH™ product line,” said Jeff Lipton, President and CEO of NOVA Chemicals.  “We are grateful to Dale for his outstanding contributions to NOVA Chemicals.”

NOVA Chemicals produces plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:
Greg Wilkinson—Vice President, Public Affairs
Tel: 412.490.4166
E-mail:  wilkinga@novachem.com

Investor Relations inquiries, please contact:
Chris Bezaire—Vice President, Investor Relations
Tel: 412.490.5070
E-mail: chris.bezaire@novachem.com

Photographs are available upon request.

Advanced SCLAIRTECH™ is a trademark of NOVA Chemicals.

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.